**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549**

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of Issuer:

QuantConnect Corporation

Legal status of Issuer:

> *Form:*

> corporation

> *Jurisdiction of Incorporation/Organization:*

> Delaware

> *Date of Organization:*

> January 29, 2013

Physical Address of Issuer:

Suite 300, 150S Pine Island Road, Plantation, 33324, FL

Website of Issuer:

http://www.quantconnect.com

Current Number of Employees:

2

	Most recent fiscal year-end (2023)	Prior fiscal year-end (2022)
Total Assets	$2,688,558	$3,167,965
Cash & Cash Equivalents	$2,572,147	$2,938,399
Accounts Receivable	$21,000	$0
Short-term Debt	$263,509	$207,987
Long-term Debt	$0	$0
Revenues/Sales	$1,147,595	$1,093,842
Cost of Goods Sold*	$569,550	$483,421
Taxes Paid	$0	$0
Net Income	($540,929)	($538,521)

*Cost of Revenue in the Company's financial statements
The jurisdictions in which the issuer intends to offer the securities:

Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands


April 23, 2024
FORM C-AR

QuantConnect Corporation




This Form C-AR (including the cover page and all exhibits attached hereto, the "**Form C-AR**") is being furnished by QuantConnect Corporation, a Delaware corporation ("**QuantConnect**" the "**Company**," as well as references to "**we**," "**us**," or "**our**") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("**SEC**").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.quantconnect.com **no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.**

The date of this Form C-AR is April 23, 2024.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

TABLE OF CONTENTS

ABOUT THIS FORM C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

CAUTIONARY NOTE CONCERNING FORWARD-LOOKING STATEMENTS

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

SUMMARY

The following summary highlights information contained elsewhere or incorporated by reference in this Form C-AR. This summary may not contain all of the information that may be important to you. You should read this entire Form C-AR carefully, including the matters discussed under the section titled "Risk Factors."

The Company

QuantConnect Corporation was formed in Delaware as a corporation on January 29, 2013.

The Company is located at Suite 300, 150S Pine Island Road, Plantation, 33324, FL.

The Company's website is http://www.quantconnect.com.

The Company conducts business in the United States and sells products and services through the internet throughout the United States.

RISK FACTORS

Investing in the Securities involves a high degree of risk and may result in the loss of your entire investment. Before making an investment decision with respect to the Securities, we urge you to carefully consider the risks described in this section and other factors set forth in this Form C-AR. In addition to the risks specified below, the Company is subject to same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. Prospective Investors should consult with their legal, tax and financial advisors prior to making an investment in the Securities. The Securities should only be purchased by persons who can afford to lose all of their investment.

Risks Related to the Company's Business and Industry

These securities are offered under an exemption from registration: however, the U.S. Securities and Exchange Commission has not made an Independent determination that these securities are exempt from registration.

Pricing start-up funds can afford will be too low to sustain a viable business model. The unit economics for funds with less than $SM can be challenging. We are betting on aggregating costs with economies of scale by the QuantConnect cloud platform.

A systematic outage of the cloud platform could lead to investor losses or missed gains. Investors waive these risks on live deployments. and most users of the platform are sophisticated enough to ha11,e backup plans but there is always a risk.

Competitors could use our aggressive open-source approach to launch directly competing platforms using the LEAN technology. We assume this will happen and are building moats that are difficult to replicate.

Adverse market conditions might cause a downturn in the number of funds actively managing capital and reduce the overall market for the QuantConnect platform. We prepare for this by operating as efficiently as possible and always have a pathway to break even by accepting reductions in growth.

Growth or supply chain issues. could outstrip our ability to invest in the hardware we procure, resulting in shortages of backtesting and live server nodes for the cloud environment.

We have a limited operating- history upon which you can evaluate our performance, and accordingly, our prospects must be considered In light of the risk that any new company encounters.

The Company is still in an early phase and we are just beginning to implement our business plan. There can be no assurance that we will ever operate profitably. The likelihood of our success should be considered in light of the problems, expenses, difficulties. complications and delays usually encountered by early-stage companies. The Company may not be successful in attaining the objectives necessary for it to overcome these risks and uncertainties.

The Company's business involves hosting large quantities. of user content.

The Company does not (and cannot undertake to) review all or even a significant portion of the third-party user content uploaded to its platform to ensure that such content does not violate any law or third-party rights. Some of the content uploaded to the Company's platform will invariably violate a third party's rights or a law, rule or regulation. and if so, tile Company could, in turn. face lawsuits. liability and negative publicity for hosting such content.

Our revenues and financial position will be adversely affected If we are not able to attract and retain clients.

Our success and revenues depend on attracting and retaining subscribers to our information, analytics and marketplace services platform. Our revenue may not grow, or could decrease, if we cannot attract new customers, continue to keep our cancellation rate low and continue to sell new services to our existing customers. We may not be able to continue to grow our customer base or sell new services to existing customers as a result of several factors, including, without limitation: economic pressures; the business failure of current clients; customer decisions that they do not need our services or to use alternative services; customers' and potential customers' budgetary constraints: consol1datlon in the Information or financial services. Industries: data Quality; technical problems; competitive pressures; or devaluation of the local currencies or international customers relative to the U.S. dollar which impairs the purchasing power of such customers. We compete against many other information, analytics and marketing service providers for business. If clients cancel services or decide not to renew their subscription agreements and we do not sell new services to our existing clients or attract new clients, then our renewal rate, net new sales and revenues *may* decline or fail to meet expectations.

If search, engines do not prominently feature our websites on the search, engine results page, traffic to our website and platforms would decrease and, if we are unable to maintain or Increase traffic to our marketplace, our business and operating results could be adversely affected.

Our ability to generate revenues from our marketplace business depends, in part, on our ability to attract users to our website and platform. Google, Bing, DuckOuckGo and other internet search engines. drive traffic to our website. Our ability to maintain prominent search result rankings and positioning is not entirely within our control. Our competitors' Search Engine Optimization (SEO) and Search Engine Marketing (SEM) efforts may result in webpages from their websites receiving higher rankings than the webpages from our website. Internet search engines could revise their algorithms and methodologies in ways that would adversely affect our search result rankings, Internet search engine providers could form partnership or enter into other business relationships with our competitors resulting in competitors' sites receiving higher search result rankings. Internet search engines are increasingly placing alternative search features (such as featured snippets., local map results and other immersive experiences) on the search engine results page above or more prominently than search engine results. If our search result rankings are not prominently displayed, traffic to our website may decline which could slow the growth of our user base. If we experience a material reduction in the number of users directed to our website through internet search engines or otherwise fail to maintain or increase traffic to our marketplace, our ability to acquire additional subscribers or advertisers and deliver leads to and retain existing subscribers and advertisers could be adversely affected. As a result, our business, results of operations and financial condition could be adversely affected. Our marketing expenses may increase in connection with our efforts to maintain or increase traffic to our website. Increases in our operating expenses could negatively impact our operating results if we are unable to generate more revenues through increased sales of subscriptions to our marketplace products.

Competition could render our services uncompetitive-and reduce our profitability.

The markets for information systems and services and for online marketplaces in general are highly competitive and rapidly changing. Competition in these markets may increase further if economic conditions or other circumstances cause customer bases and customer spending to decrease and service providers to compete for fewer customer resources. Our existing or future competitors, may have greater name recognition, larger customer bases, better technology or data, lower prices, easier access to data, greater user traffic or greater financial, technical or marketing resources than we have to provide services that users might view as superior to our offerings. Competitors may introduce different solutions that attract users away from our services or provide solutions similar to ours that have the advantage of better branding or marketing resources. Our competitors may be able to undertake more effective marketing campaigns. obtain more data, adopt more aggressive pricing policies, make more attractive offers to potential employees, subscribers. advertisers, distribution partners and content providers or may be able to respond more quickly to new or emerging technologies or changes in user requirements, increased competition could result in lower revenues and higher expenses, which would reduce our profitability.

We operate in highly competitive markets, and many of our competitors have greater resources than we do and may have products and services that are more appealing than ours to our current or potential customers.

The markets in which we compete are evolving and highly competitive, with multiple participants competing for the same customers. Our current and potential future competition principally comes from incumbent brokerages, established financial technology companies. venture-backed financial technology firms. banks. cryptocurrency exchanges, asset management firms. financial institutions, and technology platforms. The majority of our competitors have longer operating histories and greater capital resources than we have and otter a wider range *of* products and services. Some of our competitors, particularly new and emerging technology companies, are not subject to the same regulatory requirements or scrutiny to which we are subject, which could allow them to innovate more quickly or take more risks, placing us at a competitive disadvantage. The impact of competitors with superior name recognition, greater market acceptance, larger customer bases, or stronger capital positions could adversely affect our results of operations and customer acquisition and retention. Our competitors might also be able to respond more quickly to new or changing opportunities and demands and withstand changing market conditions better than we can, especially larger competitors that may benefit from more diversified product and customer bases.

Our ability to compete successfully in the financial services and cryptocurrency markets depends on a number of factors, Including, among other things:

- maintaining competitive pricing;
- providing easy-to-use, innovative, and attractive products and services that are adopted by customers;

- retaining customers (such as by providing effective customer support and avoiding outages, security breaches, and trading restrictions);
- recruiting and retaining highly skilled personnel and senior management;
- maintaining and improving our reputation and the market perception of our brand and overall value;
- maintaining our relationships with our counterparties: and
- adjusting to a dynamic regulatory environment.

Our competitive position within our markets could be adversely affected if we are unable to adequately address these factors.

We may not be able to successfully develop and introduce new or upgraded information, analytics and online marketplace services that are attractive to our users and advertisers or successfully combine or shift focus from current services with less demand, which could decrease our revenues and our profitability.

Our future business and financial success will depend on our ability to continue to anticipate the needs of customers and potential customers and to successfully introduce new and upgraded services, including services that make our marketplace useful for users and attractive to advertisers. To be successful, we must be able to quickly adapt to changes in the industry. as well as rapid technological changes by continually enhancing our information, analytics and online marketplace services. As a result, we must continually invest resources in research and development to improve the appeal and comprehensiveness of our services and effectively incorporate new technologies.

Developing new services and upgrades to services, as well as integrating and coordinating current services, imposes heavy burdens on our systems department, product development team, management and researchers. The processes are costly and our efforts to develop, integrate and enhance our services may not be successful. In addition, launching and selling a new or upgraded service puts additional strain on our sales and marketing resources. If we are unsuccessful in obtaining gre.1ter market share or in obt.1ining widespread adoption of new or upgraded services, we may not be able to offset the expenses associated with the development, launch and marketing of the new or upgraded service, which could have a material adverse effect on our financial results.

Unfavorable media coverage and other events that harm our brand and reputation could adversely affect our revenue and the size, management, and loyalty of our customer base.

Our brand and our reputation are two of our most important assets. Our ability to attract, build trust with, engage, and retain existing and new customers may be adversely affected by events that harm our brand and reputation. such as public complaints and unfavorable media coverage about us, our platform, and our customers. even if factually incorrect or based on isolated incidents.

Any unanticipated system disruptions. outages, technical or security related incidents. or other performance problems relating to our platform. may receive media attention. Furthermore, any negative experiences our customers have in connection with their use of our products and services, including as a result of any such performance problems, could diminish customer confidence in us and our products and services, which could result in unfavorable media coverage or publicity.

Damage *to* our brand and reputation could also be caused by:

- cybersecurity attacks, privacy or data security breaches. or other security incidents, payment disruptions or other incidents that impact the reliability of our platform or third-parties providing services with respect to our platform;

- actual or alleged illegal. negligent. reckless, fraudulent or otherwise inappropriate behavior by our management team, our other employees or contractors. our customers or third-party service providers as well as complaints or negative publicity about such individuals;

- any repeat imposition of temporary trading restrictions;

- litigation involving, or regulatory actions or investigations into. our platform or our business;

- any failures to comply with legal, tax. and regulatory requirements;

- any perceived or actual weakness in our financial strength or liquidity;

- any regulatory action that results in changes to, or prohibits us from offering, certain features or services;

- changes to our policies, features or services that customers or others perceive as overly restrictive, unclear inconsistent with our values or mission. or not clearly articulated;

- a failure to operate our business in a way that is consistent with our values and mission;

- inadequate or unsatisfactory customer support experiences;

- negative responses by customers or regulators to our business model or to particular features or services;

- a failure to adapt to new or changing customer preferences;

- a prolonged weakness in popular equities or cryptocurrencies specifically or in U.S. equity and cryptocurrency markets generally, or a sustained downturn in the U.S. economy; and

- any of the foregoing with respect to our competitors, to the extent the resulting negative perception affects the public's perception of us or our industry as a whole.

These and other events could negatively impact the willingness of our existing customers. and potential new customers, to do business with us, which could adversely affect our trading volumes and number of funded accounts, as well as our ability to recruit and retain personnel any of which could have an adverse effect on our business. financial condition, and results of operations.

Our products and services rely on software and systems that are highly technical and have been, and may in the future be, subject to interruption and instability due to software errors, design defects, and other operational and technological failures, whether internal or external.

We rely on technology, including the internet and mobile services, to conduct much of our business activity and allow our customers to transact on our platform. Our systems and operations. as well as those of the third parties on which we rely to conduct certain key functions, lire vulnerable to disruptions from natural disasters, power and service outages, interruptions or losses, computer and telecommunications failures, software bugs, cybersecurity attacks, computer viruses, malware, distributed denial of service attacks, spam attacks, phishing or other social engineering. ransomware, security breaches. credential stuffing, technological failure, human error. terrorism, improper operation, unauthorized entry, data loss, intentional bad actions, and other similar events.

Our products and internal systems also rely on software that highly technical and complex (including software developed or maintained internally and/or by third parties) in order to collect, store, retrieve, transmit, manage and otherwise process immense amounts of data. The software on which we rely may contain errors, bugs, vulnerabilities, design defects, or technical limitations that may compromise our ability to meet our objectives.

While we have made, and continue to make, significant Investments designed to correct software errors and design defects and to enhance the reliability and scalability of our platform and operations, the risk of software and system failures and design defects is always present. we do not have fully redundant systems, and we might fail to maintain, expand, and upgrade our systems and infrastructure to meet future requirements and mitigate future, risks on a timely basis. It may become Increasingly difficult to maintain and improve the availability of our platform, especially as our platform and product offerings become more complex and our customer base grows. We may also encounter technical issues in connection with changes and upgrades to the underlying networks of supported cryptocurrencies. Any number of technical changes, software upgrades. soft or hard forks, cybersecurity incidents, or other changes to the underlying blockchain networks may occur from time to time, causing incompatibility, technical issues, disruptions or security weaknesses to our platform.

Disruptions to, destruction of, improper access to, breach of, instability of, or failure to effectively maintain our information technology systems that allow our customers to use our products and services, and any associated degradations or interruptions of service could result in damage to our reputation, loss of customers, loss of revenue, regulatory or governmental investigations, civil litigation, an liability for damages. Frequent or persistent interruption, or perceptions of such interruptions whether true or not, in our products and services could cause customers to believe that our products and services are unreliable, leading them to switch to our competitors or to otherwise avoid our products and services.

Global crises and geopolitical events, including without limitation, COVID·19 can have a significant effect on our business operations and revenue projections.

With shelter-in-place orders and non-essential business closings potentially happening intermittently throughout 2022 and into the future due to COVID-19, the Company's revenue may have been, and may continue to be, adversely affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.

In order to achieve the Company's near and long-term goals, the Company may need to procure funds in addition to the amount raised In the Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If we are not able to raise sufficient capital in the future, we may not be able to execute our business plan, our continued operations will be in jeopardy and we may be forced to cease operations and sell or otherwise transfer all or substantially all of our remaining assets, which could cause an Investor to lose all or a portion of their investment.

We may face potential difficulties in obtaining capital.

We may have difficulty raising needed capital in the future as a result of. among other factors, our lack of revenues from sales, as well as the inherent business risks associated with our Company- and present and future market conditions. Our future sources of revenue may not be sufficient to meet our future capital requirements. We will require additional funds to execute our business strategy and conduct our operations. If adequate funds are unavailable, we may be required to delay, reduce the scope of or eliminate one or more of our research, development or commercialization programs, product launches or marketing efforts, any of which may materially harm our business, financial condition and results of operations.

We may not have enough authorized capital stock to issue shares of common stock to Investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

Unless we increase our authorized capital stock, we may not have enough authorized common stock to be able to obtain funding by issuing shares of our common stock or securities convertible into shares of our common stock. We may also not have enough authorized capital stock to issue shares of common stock to investors upon the conversion of any security convertible into shares of our common stock, including the Securities.

We may implement new lines of business or offer new products and services within existing lines of business.

As an early-stage company, *we* may implement new lines of business at any time. There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, *we* may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result. we could lose business. be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected*.*

We rely on other companies to provide components and services for our products.

We depend on suppliers and contractors to meet our contractual obligations to our customers and conduct our operations. Our ability to meet our obligations to our customers may be adversely affected if suppliers or contractors do not provide the agreed-upon supplies or perform the agreed-upon services in compliance with customer requirements and in a timely and cost-effective manner. Likewise, the quality of our services may be adversely impacted if companies to whom we delegate or contract for systems, or from whom we acquire products or services, do not provide material which, meet required specifications and perform to our and our customers' expectations. Our suppliers may be unable to quickly recover from natural disasters and other events beyond their control and may be subject to additior1al risks such as financial problems that limit their ability to conduct their operations. The risk of these adverse effects mav be greater in circumstances where we rely on only one or two contractors or suppliers for a particular component. Our products may utilize custom components available from only one source. Contint1ed availability of those components at acceptable prices, or at all, maybe affected for my number of reasons, including if those suppliers decide to concentr.:1te on the production of common components instead of components customized to meet our requirements. The supply of third-party services for a new or existing product offerings could be delayed or constrained. or a key vendor could delay processing of services to us adversely affecting our business and results of operations.

We rely on various intellectual property rights, including trademarks, in order to operate our business.

The Company relies on certain intellectual property rights to operate its business. The Company's intellectual property rights may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where Intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property. could adversely impact our competitive position and results of operations. We also rely on nondisclosure and non-competition agreements with employees, consultants and other parties to protect. in part, trade secrets and other proprietary rights. There can be no assurance that these agreements: will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach. that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights. As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently. intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

We are dependent on our board of directors, executive officers and key employees. These persons may not devote their full time and attention to the matters of the Company. The loss of our board of directors, executive officers and key employees could harm the Company's business, financial condition, cash flow and results of operations.

Although dependent on certain key personnel, the Company does not have any key person life insurance policies on any such people.

We are dependent on certain key personnel in order to conduct our operations and execute our business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and our operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all of the risk of relying on key personnel.

Damage to our reputation could negatively limit act our business. financial condition and results of operations.

Our reputation and the quality of our brand are critical to our business and success in existing markets, and will be critical to our success as we enter new markets. Any incident that erodes consumer loyalty for our brand could significantly reduce its value and damage our business. We may be adversely affected by any negative publicity. regardless of its accuracy. Also, there has been a marked increase in the use of social media platforms and similar devices. including blogs. social media websites and other forms of internet-based communications that provide individuals with access to a broad audience of consumers and other interested persons. The availability of information on social media platforms is virtually immediate as is: its impact. Information posted may be adverse to our interests or may be inaccurate, each of which may harm our performance, prospects or business. The harm may be immediate and may disseminate rapidly and broadly, without affording us an opportunity for redress or correction.

We may be unable to increase awareness of our brand which could adversely affect our business.

We rely heavily on our brand, which we believe is a key asset of our company. Awareness and differentiation of our brand is important for attracting and expanding the number of users of, and subscribers: to, our online marketplace. We expect to continue to invest significantly in sales and marketing as we seek to grow the numbers of users of, subscribers to and advertisers on. our marketplace. Our methods of advertising may not be successful in increasing brand awareness or, ultimately, be cost-effective. If we are unable to maintain or enhance user and advertiser awareness of our brand, or if we are unable to recover our marketing and advertising costs through increased usage of our services and increased advertising on our websites, our business, results of operations and financial condition could be adversely affected.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.

We continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identity because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties. create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure.

A disruption, infiltration or failure of our information infrastructure systems or any *of* our data centers as a result of software or hardware malfunctions. computer viruses, cyber-attacks. employee theft or misuse, power disruption, natural disasters or accidents could cause breaches *of* data security, loss of critical data and performance delays, which in turn could adversely affect our business.

Security breaches of confidential customer Information, in connection with our electronic processing of credit and debit card transactions, or confidential employee Information may adversely affect our business.

Our business requires the collection, transmission and retention of personally identifiable information, in various information technology systems that we maintain and in those maintained by third parties with whom we contract to provide services. The integrity and protection of that data is critical to us, The information, security and privacy requirements imposed by governmental regulation are increasingly demanding. Our systems may not be able to satisfy these changing requirements and customer and employee expectations, or may require significant additional investments or time in order to do so. A breach in the security of our information technology systems or those of our service providers could lead to an interruption in the operation of our systems, resulting in operational inefficiencies and a loss of profits. Additionally, a significant theft. loss or misappropriation of, or access to, customers' or other proprietary data *or* other breach of our information technology systems could result in fines, legal claims or proceedings.

The use of individually identifiable data by our business, our business associates and third parties is regulated at the state. federal and international levels.

The regulation of individual data is changing rapidly, and in unpredictable ways. A change in regulation could adversely affect our business, including causing our business model to no longer be viable. Costs associated with information security such as Investment In technology, the costs of compliance with consumer protection laws and costs resulting from consumer fraud - could cause our business and results of operations to suffer materially.

Additionally, the success of our online operations depends upon the secure transmission of confidential information over public networks, including the use of cashless payments. The intentional or negligent actions of employees, business associates or third parties may undermine our security measures. As a result, unauthorized parties may obtain access to our data systems and misappropriate confidential data. There can be no assurance that advances in computer capabilities, new discoveries in the field of cryptography or other developments will prevent the compromise of our customer transaction processing capabilities and personal data. If any such compromise to our security or the security of information residing with our business associates or third parties were to occur. it could have a material adverse effect on our reputation, operating results and financial condition. Any compromise of our data security may materially increase the costs we incur to protect against such breaches and could subject us. to additional legal risk.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.

The company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 200:2. As a privately held (non-public) Company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non- public company. There can be no guarantee that there Me no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We operate in a highly regulated environment, and if we are round to be in violation of any of the federal, state or local laws or regulations applicable to us, our business could suffer.

We are also subject *to* a wide range of federal, state, and local laws and regulations, such as local licensing requirements, and retail financing, debt collection, consumer protection, environmental, health and safety, creditor, wage• hour. c1nti-discrimiMtion. whistleblower and other employment practices laws and regulations and *we* expect these costs to increase going forward. The violation of these or future requirements or laws and regulations could result in administrative, civil, or criminal sanctions against us, which may include fines., a cease and desist order against the subject operations or even revocation or suspension of our license to operate the subject business. As a result. we have incurred and will continue to incur capital and operating expenditures and other costs to comply with these requirements and laws and regulations.

IN ADDITION TO THE RISKS LISTED ABOVE, RISKS AND UNCERTAINTIES NOT PRESENTLY KNOWN, OR WHICH WE CONSIDER IMMATERIAL AS OF THE DATE OF THIS FORM C-AR, MAY ALSO HAVE AN ADVERSE EFFECT ON OUR BUSINESS AND RESULT IN THE TOTAL LOSS OF YOUR INVESTMENT.

**BUSINESS**

Description of the Business

QuantConnect is a financial data and algorithmic trading platform that allows users to design, test, and deploy their own trading strategies. It provides a wide range of financial data sources that span equities, forex, options, futures, and cfds. The platform is built to support various programming languages, with a particular focus on Python and C#, enabling users to code and backtest their trading algorithms using historical data.

The Company's Products and/or Services

Product / Service	Description	Current Market
Cloud Quant Infrastructure	Facilitating easy research of quant-investment techniques.	Academics, start-up hedge-funds, proprietary trading desks.
Locally Hosted Quant Infrastructure	Software for modeling complex quant processes. Licensed for on premise use.	Hedge-funds, proprietary trading desks, fund-of-funds.

Intellectual Property

Application or Registration #	Title	Description	File Date	Grant Date	Country
4913543	Trademark	QuantConnect Trademark	08/05/2015	03/08/2016	USA
5488547	Trademark	Alpha Streams Trademark	Dec-20, 2012	June-05, 2018	USA

Governmental/Regulatory Approval and Compliance

The Company is subject to and affected by the laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation

The Company is not subject to any current litigation or threatened litigation.

DIRECTORS, OFFICERS, MANAGERS, AND KEY PERSONS

The directors, officers, managers, and key persons of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Jared Broad	CEO	QuantConnect (2013 – Present)	BE (Hons), Biomedical Engineering (2003-2007)
Johannes Rudolph "Ruan" Stander	Founder	Founder at Knysna Capital (2021 - Present) QuantConnect (2016 – Present)	University of Pretoria – BSc (Hons), Financial and Actuarial Mathematics (2004-2007); Institute and Faculty of Actuaries – Fellow, Investment (2008-2012)

Indemnification

Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

<h2 style="text-align:center">CAPITALIZATION, DEBT AND OWNERSHIP</h2>

Capitalization

As of the date of this Form C-AR, the Company's outstanding capitalization consists of:

Type	Common Stock
Amount Outstanding	4,490,504
Voting Rights	Yes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	56.23%

Type	Series A Preferred Stock
Amount Outstanding	996,681
Voting Rights	Yes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	12.48%

Type	Series A1 Preferred Stock
Amount Outstanding	20,764
Voting Rights	Yes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	0.26%

Type	Series A2 Preferred Stock
Amount Outstanding	205,374
Voting Rights	None
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	2.57%

Type	Series A3 Preferred Stock
Amount Outstanding	270,758
Voting Rights	Yes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	3.39%

Type	Series Seed Preferred Stock
Amount Outstanding	1,157,971
Voting Rights	Yes
Anti-Dilution Rights	None
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	14.50%

Outstanding Options, Safes, Convertible Notes, Warrants

As of the date of this Form C-AR, the Company has the following securities outstanding.

Type	Series A2 Preferred Stock Warrant
Amount Outstanding	90,252
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	1.13%

Type	Stock Options
Amount Authorized / Amount Outstanding	753,000 / 544,148
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	The Company may decide to issue more securities which may dilute the Security.
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	9.44%

Outstanding Debt

As of the date of this Form C-AR, the Company has zero debt outstanding.

Ownership

The table below lists the beneficial owners of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Amount and Type or Class Held	Percentage Ownership (in terms of voting power)
Jared Broad	3,900,000 shares of Common Stock	54.60%

**FINANCIAL INFORMATION**

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information (2023)

Total Income	Taxable Income	Total Tax
$1,205,173	($454,393)	$0

Operations

QuantConnect Corporation (the "**Company**") was incorporated on January 29, 2013 under the laws of the State of Delaware.

Liquidity and Capital Resources

On November 29, 2022, the Company closed an offering pursuant to Regulation CF and raised $1,137,784.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the near future.

Valuation

The Company has ascribed no pre-Offering valuation to the Company; the securities are priced arbitrarily.

Material Changes and Other Information

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Previous Offerings of Securities

We have made the following issuances of securities within the last three years:

Security Type	Principal Amount of Securities Sold	Use of Proceeds	Issue Date	Exemption from Registration Used or Public Offering
Preferred Stock	$1,500,000	General operations	December 2022	Section 4(a)(2)

See the section titled "*Capitalization and Ownership*" for more information regarding the securities issued in our previous offerings of securities.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty percent (20%) or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, to which the issuer was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6), including the Target Offering Amount of this Offering, and the counter party is either (i) any director or officer of the issuer; (ii) any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of twenty percent (20%) or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) if the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: none.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

None.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.


/s/ Jared Broad
_____
(Signature)

Jared Broad
_____
(Name)

Chief Executive Officer
_____
(Title)


I, Jared Broad, the Chief Executive Officer of QuantConnect Corporation, certify that the financial statements of QuantConnect Corporation included in this Form are true and complete in all material respects.


/s/ Jared Broad
_____
(Signature)

Jared Broad
_____
(Name)

Chief Executive Officer
_____

April 23, 2024
_____
(Date)


Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.


/s/ Jared Broad
_____
(Signature)

Jared Broad
_____
(Name)

Director
_____
(Title)

April 23, 2024
_____
(Date)

/s/ Tim Knipe
_____
(Signature)

Tim Knipe
_____


(Name)

Director
(Title)

April 23, 2024
(Date)

/s/ Johannes Rudolph Stander
(Signature)

Johannes Rudolph Stander
(Name)

Director
(Title)

April 23, 2024
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A

Financial Statements

QuantConnect Corporation
Financial Statements
December 31, 2023

Nartker, Grunewald, Eschleman & Cooper, LLC

CPA's and Advisors

To the Stockholders
QuantConnect Corporation

Management is responsible for the accompanying interim financial statements of QuantConnect Corporation (a corporation), which comprise the balance sheet as of December 31, 2023, and the related statements of operations and retained earnings for the one month and twelve months then ended in accordance with accounting principles generally accepted in the United States of America. We have performed a compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. We did not audit or review the interim financial statements nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. We do not express an opinion, a conclusion, nor provide any assurance on these interim financial statements.

Management has elected to omit substantially all the disclosures and the statement of cash flows required by accounting principles generally accepted in the United States of America. If the omitted disclosures and statement of cash flows were included in the interim financial statements, they might influence the user's conclusions about the Company's financial position, results of operations, and cash flows. Accordingly, the interim financial statements are not designed for those who are not informed about such matters.

Accounting principles generally accepted in the United States of America require that deferred income taxes be recognized for the tax effects of differences between the financial and tax bases of assets and liabilities and for operating losses and tax credits that are available to offset future taxable income. The Company has not recorded deferred taxes in the accompanying interim financial statements. Management has not determined the effect of this departure on the interim financial statements.

Nartker, Grunewald, Eschleman & Cooper, LLC

Dublin, Ohio
March 14, 2024

6253 Riverside Drive, Suite 100
Dublin, Ohio 43017

Phone: 614-793-1333
Fax: 614-793-8784

QuantConnect Corporation

Balance Sheet

December 31, 2023

ASSETS

CURRENT ASSETS	
Cash and cash equivalents	$ 2,572,147
Accounts receivable, net of allowance	21,000
Other current assets	651
Total Current Assets	2,593,798
PROPERTY AND EQUIPMENT	
Computer and office equipment	136,073
Server equipment	307,336
	443,409
Less accumulated depreciation	(376,265)
Net property and equipment	67,144
INTANGIBLE ASSETS, net	27,616
Total Assets	$ 2,688,558

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES	
Accounts payable	$ 61,156
Deferred revenue	202,353
Total Current Liabilities	263,509
SHAREHOLDERS' EQUITY	
Common stock	143,248
Preferred stock	8,548,498
Retained earnings	(6,266,697)
Total Shareholders' Equity	2,425,049
Total Liabilities and Shareholders' Equity	$ 2,688,558

See Accountant's Compilation Report.

QuantConnect Corporation

Statements of Operations and Retained Earnings

One Month and Twelve Months Ended December 31, 2023

	ONE MONTH	TWELVE MONTHS
REVENUE	$ 123,563	$ 1,147,595
COST OF REVENUE	59,094	569,550
GROSS PROFIT	64,469	578,045
OPERATING EXPENSES		
Computer and server expenses	-	1,572
Commissions	-	13,160
Contract labor	63,076	551,714
Employee benefits	4,830	42,176
Insurance	-	7,711
Marketing	2,754	34,632
Office expenses	120	3,150
Professional services	2,065	28,350
Salaries and wages	28,926	297,822
Subscriptions and licenses	927	17,939
Taxes	2,199	33,308
Travel	39	2,798
	104,936	1,034,332
INCOME (LOSS) FROM OPERATIONS	(40,467)	(456,287)
OTHER INCOME (EXPENSE)		
Amortization	(565)	(6,785)
Depreciation	(4,921)	(61,224)
Disposal of assets	-	(84,767)
Interest income	42,471	85,321
Other income (expense)	-	(17,187)
	36,985	(84,642)
NET INCOME (LOSS)	(3,482)	(540,929)
RETAINED EARNINGS, beginning of period	(6,263,215)	(5,725,768)
RETAINED EARNINGS, end of period	$ (6,266,697)	$ (6,266,697)

See Accountant's Compilation Report.

QUANTCONNECT CORP.
NOTES TO THE FINANCIAL STATEMENTS
Fiscal Years Ended December 31, 2022

1. ORGANIZATION AND PURPOSE

QuantConnect Corporation (the "Company"), is a C-Corp organized under the laws of the State of Delaware. The Company operates a cloud financial analysis platform.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A summary of the Company's significant accounting policies applied in the preparation of the accompanying financial statements follows:

a) Basis of Accounting

The Company prepares its financial statements on an accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (GAAP). Under the accrual basis of accounting, revenues are recorded when earned and expenses are recorded at the time liabilities are incurred.

b) Fiscal Year

The Company operates on a 52-week fiscal year ending on December 31.

c) Cash Equivalents

Cash and cash equivalents include cash and short-term highly liquid investments with an original maturity of three months or less held in domestic financial institutions. For the fiscal year(s) ended 2022, the Company's cash positions include its operating bank account.

QUANTCONNECT CORP.
BALANCE SHEET
As of December 31, 2022

ASSETS	2022
Current Assets:	
Cash and cash equivalents	2,938,399
Other current assets	56,146
Total Current Assets	2,994,545
Intangible assets, net	25,830
Fixed assets, net	147,590
TOTAL ASSETS	3,167,965

LIABILITIES AND SHAREHOLDERS EQUITY

Liabilities	
Accounts payable and accrued liabilities	51,143
Deferred revenue	156,844
Total Current Liabilities	207,987
TOTAL LIABILITIES	207,987
Shareholders' Equity:	
Common stock	143,248
Preferred stock	8,542,498
Retained earnings	-5,725,768
Total Shareholders' Equity	2,959,978
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	3,167,965

QUANTCONNECT CORP.
STATEMENT OF CASH FLOWS
For the calendar year ended December 31, 2022

Cash Flows from Operating Activities	2022
Net Loss	-$538,521
Adjustments to reconcile net loss to net cash used in operating activities:	
Add back: depreciation and amortization	$48,535
Add back: disposal of asset	$29,936
Changes in operating assets and liabilities:	
(Increase) decrease in other current assets	$21,774
Increase (decrease) in accounts payable and accruals	$51,143
Increase (decrease) in deferred revenue	$7,477
Net Cash Used in Operating Activities	-$409,592
Cash Flows from Investing Activities	
Acquisition of fixed assets	$0
Net Cash Used in Investing Activities	$0
Cash Flows from Financing Activities	
Proceeds from issuance of preferred stock	$2,545,571
Exercise of stock options	
Net Cash Provided by Financing Activities	$2,545,571
Net Change in Cash and Cash Equivalents	$2,135,979
Cash and Cash Equivalents at Beginning of Period	$772,666
Cash and Cash Equivalents at End of Period	$2,908,645
Supplemental Disclosure of Cash Flow Information	
Cash paid for interest	$0
Cash paid for income taxes	$0

QUANTCONNECT CORP.
STATEMENT OF OPERATIONS
For the calendar year ended December 31, 2022

	2022
Revenues	$1,093,842
Cost of revenues	$483,421
Gross Profit	$610,421
Operating Expenses:	
Wages and salaries	$832,736
Marketing	$64,790
General and administrative	$202,965
Total Operating Expenses	$1,100,491
Operating loss	-$490,070
Interest income	$84
Depreciation and amortization(expense)	-$48,535
Net loss	-$538,521

QUANTCONNECT CORP.
STATEMENT OF SHAREHOLDERS' EQUITY
As of December 31, 2022

	Common Stock	Preferred Stock	Acculumated Earnings / Deficit	Total Stockholder' Equity (Deficit)
Balance as of January 1, 2022	$143,248	$5,996,927	-$5,187,247	$952,928
Net loss	**$0**	**$2,545,571**	**-$538,521**	**$2,007,050**
Balance as of December 31, 2022	$143,248	$8,542,498	-$5,725,768	$2,959,978